Results of the Annual General Meeting of Shareholders
of Woori Bank for Fiscal Year 2014

The annual general meeting of shareholders of Woori Bank was held on March 27, 2015 and all five agenda items listed below were approved and ratified as originally proposed.

Key Details Relating to the Annual General Meeting of Shareholders

•	Agenda:

1)	Approval of financial statements for the fiscal year 2014

2)	Appointment of directors (2 directors)

2-1 2-2	Candidate for standing director: Soo-Kyung Chung Candidate for non-standing director: Joon-Ki Kim

3)	Appointment of outside directors (6 outside directors)

3-1 3-2 3-3 3-4 3-5 3-6
Candidate for outside director: Il-Hwa Hong
Candidate for outside director: Hesuk Chun
Candidate for outside director: Han-Gi Jung
Candidate for outside director: Sang-Keun Oh
Candidate for outside director: Kang-Shik Choi
Candidate for outside director: Sungsoo Koh

4)	Appointment of Audit Committee members (4 members)

4-1	Candidates for members of the Audit Committee who serve as outside directors:
Hesuk Chun, Kang-Shik Choi, Sungsoo Koh
4-2	Candidate for member of the Audit Committee who serves as standing director:

Soo-Kyung Chung

5)	Approval of the maximum limit on directors’ compensation

•	Agenda details

-Approval of financial statements of Woori Bank for fiscal year 2014
(units: in millions of KRW, unless indicated otherwise)

< Consolidated – Independent Auditor’s Opinion : Unqualified Opinion>

Total Assets	270,157,219	Revenue*	17,584,425

Total Liabilities	252,063,794	Operating Income	897,708

Capital Stock	3,381,392	Net Income	1,207,969

Total Shareholder’s		Earnings Per Share
Equity	18,093,425	(in KRW)	1,621

< Separate – Independent Auditor’s Opinion : Unqualified Opinion>

Total Assets	256,071,301	Revenue*	15,897,323

Total Liabilities	238,214,896	Operating Income	870,894

Capital Stock	3,381,392	Net Income	646,298

Total Shareholder’s		Earnings Per Share
Equity	17,856,405	(in KRW)	842

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit or loss and other operating income (excluding non-operating income)

•	Cash dividend for fiscal year 2014

(units: in KRW)

500
Dividend per common share	(4.6% of market price of common stock)

Dividend per class share	—

Total dividend amount	336,635,613,500

•	Appointment of directors

Name	Date of Birth	Term	Appointment	Career Background
Soo-Kyung	October	Dec. 30,		- Current) Standing Director, Woori Bank
Chung	1958	2016	Re-Appointment	- Attorney, Law Firm Ja-Woo
Joon-Ki Kim	January 1962	2 years	New Appointment	- Current) Director, HR & Administration Department, Korea Deposit Insurance Corporation - Director, Savings Bank Resolution Department, Korea Deposit Insurance Corporation

•	Appointment of outside directors

Serving as
director of
Name	Date of Birth	Term	Appointment	Career Background	other companies
Il-Hwa	February	2	New	- Current) Standing Advisor, Women & People News
Hong	1947	years	Appointment	- Head, 21st Century Unification Volunteer Corps	-
Hesuk Chun	December 1955	2 years	New Appointment	- Current) Professor, Economics, Cheongju University - Merrill Lynch (U.S.)	—

Han-Gi Jung	March 1956	2 years	New Appointment	- Current) Visiting Professor, Liberal Arts, Hoseo University - President & CEO, Eugene Asset Management	—

Sang-Keun Oh	April 1956	1 year	Re- Appointment	- Current) Professor, Economics, Dong-A University - Director, The Korean Economic Association	—

Kang-Shik Choi	August 1960	1 year	Re- Appointment	- Current) Professor, Economics, Yonsei University - Director, The Korean Economic Association	—

Sungsoo Koh	August 1963	2 years	New Appointment	- Current) Professor & Director, Graduate School of Real Estate Studies, Konkuk University - Researcher, Korea Institute of Finance	Daelim B&Co. Outside Director

•	Total number of directors following the appointments: 10

•	Total number of outside directors following the appointments: 6

•	Appointment for Audit Committee members

Name	Term	Appointment
Hesuk Chun	2 years	New Appointment

Kang-Shik Choi	1 year	Re-Appointment

Sungsoo Koh	2 years	New Appointment

Soo-Kyung Chung	Dec. 30, 2016	Re-Appointment

•	Total number of Audit Committee members; who are outside directors: 3

•	Total number of Audit Committee members; who are not outside directors: 1 (standing director)